July 20, 2011

Mr. Jay Ingram

Ms. Jessica Kane

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	SunCoke Energy, Inc. (the “Registrant”)
Registration Statement on Form S-1
Registration File No. 333-173022

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, pursuant to Rule 460 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the several underwriters (the “Underwriters”), wish to advise that between July 6, 2011 and July 20, 2011, approximately 12,745 copies of the Preliminary Prospectus dated July 6, 2011 were distributed to prospective underwriters, institutional investors, prospective dealers, and others.

The undersigned have been informed by the Underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 461 promulgated under the Securities Act, the undersigned hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 5:30 p.m. Washington, D.C. time on Wednesday, July 20, 2011, or as soon thereafter as practicable.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

GOLDMAN, SACHS & CO.

MERRILL LYNCH, PIERCE, FENNER & SMITH                               INCORPORATED

As representatives of the several Underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Paul Scherzer
	Name:	Paul Scherzer
	Title:	Managing Director

GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michelle A.H. Allong
	Name:	Michelle A.H. Allong
	Title:	Authorized Signatory